TRADITIONAL GUARANTEED MINIMUM DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Phase."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit is equal to the greater of 1 or 2, less any applicable Premium Tax:

1. The Contract Value determined as of the end of the Valuation Period during which we received at the Service Center both due proof of death and an election of the payment method; or

2. The Guaranteed Minimum Death Benefit (GMDB) which before the date of exercised under the Guaranteed Partial Withdrawal Benefit (GPWB), if applicable, is equal to the cumulative Purchase Payments made, reduced by each withdrawal's percentage of the Contract Value withdrawn prior to any applicable MVA but including any withdrawal charge.

After the date of benefit exercised under the GPWB (if applicable), the GMDB will not increase but it will decrease by the benefits paid under the GPWB, and it will also decrease by the percentage of any Contract Value withdrawn (prior to any applicable MVA but including any withdrawal charges) in excess of the GPWB payments.

There is no MVA adjustment made on the death benefit.

Withdrawal charges are used to also mean Contingent Deferred Sales Charges, where applicable. The term withdrawal is used to also mean surrender, where applicable.

If Joint Owners are named, the Age of the older Contract Owner will be used to determine the death benefit. If a non-individual owns the Contract, then Contract Owner shall mean Annuitant and the Annuitant's Age is used to determine the death benefit.

If the Contract Owner dies during the Accumulation Phase and the sole Beneficiary or Joint Owner is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. An election by the spouse to continue the Contract must be made by an Authorized Request within 60 days after the date that the benefit first becomes payable by the Company. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted, if necessary, to equal the death benefit.

Any part of the death benefit amount that had been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.

Conditions for Termination of the Traditional  Guaranteed Minimum Death Benefit:
This benefit will terminate on the Income Date or when the Contract terminates. Benefit Charge: The charge for this benefit is included in the mortality and expense risk charge shown in the Contract Schedule.




         Signed for Allianz Life Insurance Company of North America by:



               [Suzanne J. Pepin]             [Charles Kavitsky]
               Suzanne J. Pepin               Charles Kavitsky
       Senior Vice President, Secretary        President
           and Chief Legal Officer